SECUR 14047118 SION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 28 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47827

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MV Securities Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 McKinney, Suite 1200
(No. and Street)

Houston	Texas	77002
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy J. Vos (713) 227-0100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Conklin Hruzek & Co., P. C.
(Name – *if individual, state last, first, middle name*)

801 Travis, Suite 2050	Houston	Texas	77002
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/20/14

OATH OR AFFIRMATION

I, Timothy J. Vos, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MV Securities Group, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JULIE L SWANSON
My Commission Expires
August 27, 2017

NOTARY PUBLIC
STATE OF TEXAS

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent Auditors' Report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MV SECURITIES GROUP, INC.

Statement of Financial Condition
with Independent Auditors' Report Thereon, and
Independent Auditors' Report on Internal Control

December 31, 2013

CH
&Co.

CONKLIN HRUZEK & CO., P. C.
CERTIFIED PUBLIC ACCOUNTANTS

MEMBER OF DIVISION FOR CPA FIRMS
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

MV SECURITIES GROUP, INC.

Statement of Financial Condition
with Independent Auditors' Report Thereon, and
Independent Auditors' Report on Internal Control

December 31, 2013

CONKLIN HRUZEK & CO., P. C.
CERTIFIED PUBLIC ACCOUNTANTS
801 Travis, Suite 2050
Houston, Texas 77002-5730
(713) 224-2300
Fax (713) 225-3718

INDEPENDENT AUDITORS' REPORT

The Board of Directors
MV Securities Group, Inc.:

We have audited the accompanying statement of financial condition of MV Securities Group, Inc. (the Company), a Texas corporation, as of December 31, 2013,that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly in all material respects, the financial position of MV Securities Group, Inc. as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Conklin Hruzek & Co., P.C.

Houston, Texas
February 24, 2014

MV SECURITIES GROUP, INC.

Statement of Financial Condition

December 31, 2013

Assets

Cash	$ 678,191
Cash on deposit with clearing organization	50,000
Receivable from clearing organization	27,926
Prepaid expenses and other assets	10,987
	$ 767,104

Liabilities and Stockholder's Equity

State income tax payable	$ 9,897
Accounts payable and accrued expenses	226
Total liabilities	10,123
Stockholder's equity:	
Common stock, $1 par value:	
Class A - authorized 1,000,000 shares; issued and outstanding 5,000 shares	5,000
Class B - authorized 5,000 shares; issued and outstanding 714 shares	714
Additional paid-in capital	133,486
Retained earnings	617,781
Total stockholder's equity	756,981
	$ 767,104

The accompanying notes are an integral part of the statement of financial condition.

MV SECURITIES GROUP, INC.

Notes to Statement of Financial Condition

December 31, 2013

(1) Nature of Business and Summary of Significant Accounting Policies

The nature of business and a summary of the significant accounting policies of MV Securities Group, Inc. is set forth below:

(a) MV Securities Group, Inc. (the Company) was incorporated in Texas on June 3, 1996, and is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority, Inc.

(b) The Company is a wholly owned subsidiary of The Monroe Vos Consulting Group, Inc. (MVCG), and operates in conjunction with MVCG. The Company receives brokerage commissions and other fees from transactions in certain investment accounts maintained by clients of MVCG, on a fully disclosed basis.

(c) Securities transactions and all related receivables are recorded in the accounts on a settlement date basis. Receivables related to securities transactions executed but not yet settled as of December 31 are not material to the Company's financial statements.

(d) The preparation of the statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements.

(e) Management has evaluated whether events or transactions which have occurred after December 31, 2013, require recognition or disclosure in the financial statements. The evaluation was conducted through February 24, 2014, which is the date the financial statements were available for issuance.

(f) Cash includes cash on hand, bank checking and money market accounts, and short-term debt instruments with a maturity of three months or less.

(g) The Company maintains its cash in bank deposit accounts which, at times, may exceed Federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

(1) Nature of Business and Summary of Significant Accounting Policies, continued

(h) The Monroe Vos Consulting Group, Inc. elected to treat MV Securities Group, Inc. as a qualified Subchapter S subsidiary beginning August 1, 2012. Accordingly, the Company will be included in the S corporation return of The Monroe Vos Consulting Group, Inc. for periods ending after July 31, 2012. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no liability for Federal income taxes has been included in these financial statements.

(i) The State of Texas franchise tax is incurred at the tax rate of 1% on gross revenue, less the larger of cost of goods sold, wages and related employee benefits, or a statutory 30% deduction to determine taxable income. The Company is also eligible to utilize a tax rate of .575% on gross revenue, without a deduction, as its gross revenue is not in excess of $10,000,000. The tax is accounted for as a liability during the period the receivable is recognized for financial statement purposes. The Company reports its income for Texas franchise tax purposes in a combined tax return with The Monroe Vos Consulting Group, Inc.

(2) Receivable from Clearing Organization

The Company has an agreement with a clearing organization whereby the organization performs clearing functions for all security transactions with customers and brokers and dealers.

(3) Related Party Transactions

The Monroe Vos Consulting Group, Inc., (Management Company) provides the Company management services, office facilities and pays various overhead expenses on behalf of MV Securities Group, Inc. Fees for management services included a fixed monthly management fee of $21,000 in January and February 2013, and $21,500 thereafter for incremental overhead expenses. The fixed management fee will be computed no less than annually and applied on a consistent basis. In addition to the fixed monthly management fee, the Management Company may invoice MV Securities Group, Inc. for specific other expenses as determined by Management Company. MV Securities Group, Inc. has prepaid $10,987 to the Management Company at December 31, 2013.

(4) Minimum Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Retained earnings may be restricted as to payment of dividends if this ratio exceeds 10 to 1. At December 31, 2013, the Company had net capital of $745,994 which exceeded its required net capital of $5,000 by $740,994. Withdrawals of equity capital are restricted from causing the Company's net capital to be less than $6,000. Furthermore, the Company's agreement with its clearing broker requires net capital of not less than $150,000 and to maintain restricted cash in the amount of $50,000. The Company's ratio of aggregate indebtedness to net capital was .014 to 1. There were no liabilities subordinated to the claims of general creditors during 2013.

(5) Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(6) Contingent Liabilities

In the normal course of business, the Company is subject to regulatory examinations or other inquiries. These matters could result in censures, fines or other sanctions. The Company is unable to predict the outcome of these matters. However, the Company believes the outcome of any resulting actions will not be material to its Statement of Financial Condition.

CONKLIN HRUZEK & CO., P. C.
CERTIFIED PUBLIC ACCOUNTANTS

801 Travis, Suite 2050
Houston, Texas 77002-5730
(713) 224-2300
Fax (713) 225-3718

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
MV Securities Group, Inc.:

In planning and performing our audit of the financial statements of MV Securities Group, Inc. (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency or a combination of deficiencies in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously. However, we noted the following matter involving the accounting system and its operation that we consider to be a material weakness as defined above. The condition was considered in determining the nature, timing and extent of procedures to be performed in our audit of the financial statements of MV Securities Group, Inc. for the year ended December 31, 2013, and this report does not affect our report thereon dated February 24, 2014.

The Company has limited segregation of duties in the accounting function. With your small number of employees, an ideal system of internal control may not be possible and/or practical because it is not possible to segregate duties as much as would be required to provide such an ideal system. In situations where an ideal system is not possible, constant surveillance and review by management is the principal means of offsetting the inherent weakness in internal control and of safeguarding the assets of the Company and its customers.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Conklin Hruzek & Co., P.C.

Houston, Texas
February 24, 2014